UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of June, 2023
Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)
LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 4th Floor Zip Code C1107CPG – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Table of Contents

Item	Description
1	Relevant event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: June 14, 2023	By: /s/	Marcos I. Gradin
	Name:	Marcos I. Gradin
	Title:	Chief Financial Officer

City of Buenos Aires, June 14th, 2023

Messrs.
Comisión Nacional de Valores (CNV)

Messrs.
Bolsas y Mercados Argentinos S.A. (BYMA)

Messrs.
Mercado Abierto Electrónico S.A. (MAE)

Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event

Dear Sirs,
We are writing in order to comply with section 2, Chapter I, Title XII of the CNV Rules (2013 revised version).
It is hereby informed that LOMA NEGRA C.I.A.S.A. (the “Company”) has complied on the date hereof with the precedent conditions and has requested the disbursement of a bridge loan facility with Eurobanco Bank Ltd. pursuant to the terms and conditions detailed below:
Bank: Eurobanco Bank Ltd.
Amount: Disbursement of USD53,000,000 under a bridge loan facility for up to USD110,000,000.
Term: 60 days extendable to 90 days from each disbursement date.
Amortization: in a single payment at the maturity date.
Interest Rate: variable based on SOFR.
Sincerely,

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Marcos Isabelino Gradin
Investor Relations Officer